SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1
NOTICE TO THE MARKET
São Paulo, May 17, 2024 - Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market, in compliance with the provisions of article 157, paragraph 4, of Law No. 6. 404, December 15, 1976, as amended ("Brazilian Corporate Law"), and of the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 44, of August 23, 2021, as amended, that, at a meeting of the Company's Board of Directors held on May 17, 2024 ("BoD Meeting”), the 11th (eleventh) issue of up to 5,900,000 (five million nine hundred thousand) simple debentures, not convertible into shares, of the unsecured type, in three series ("Issue"), with a unit value of R$1,000.00 (one thousand reais) each, on the date of their respective issue, in the total amount of up to R$5,900,000,000.00 (five billion nine hundred million reais) of which (i) R$1,000,000,000.00 (one billion reais) refers to the Debentures of the first series; (ii) R$4,000,000,000.00 (four billion reais) refers to the Debentures of the second series; and (iii) R$900,000,000.00 (nine hundred million reais) refers to the Debentures of the third series; which will be the object of a public distribution offering, which will be carried out in accordance with the automatic distribution registration rite, under the terms of Securities and Exchange Commission ("CVM") Resolution 160, of July 13, 2022, as amended ("CVM Resolution 160"), and other applicable legal and regulatory provisions ("Offering"). There will be issued Debentures which: (i) will be earmarked for investment in a priority project, referring to the third series Debentures, pursuant to article 2 of Law No. 12,431 of 2011, as amended ("Law 12,431" and "Incentivized Debentures", respectively); and (ii) will be earmarked for refinance and lengthen the Company's debt profile, referring to the first and second series Debentures, and therefore will not follow the regime set out in Law 12,431 ("Institutional Debentures" and, when combined with the Incentivized Debentures, "Debentures").
The Debentures to be issued by the Company will be subject to public distribution, with the Offering being subject to the automatic rite of registration of a public offering for the distribution of securities, without the need for prior analysis by the CVM, by means of the automatic distribution registration rite, under the terms of article 26, item IV, paragraph (a) of CVM Resolution 160, noting that the Company qualifies as a Large Market Exposure Issuer, and consequently as a Frequent Issuer of Fixed Income Securities, under the terms of articles 38 and 38-A of CVM Resolution No. 80, of March 29, 2022, as amended.
The Incentivized Debentures will meet the requirements of article 2 of Law 12,431, so that their holders may be entitled to tax benefits in accordance with the brazilian law. The net funds obtained by the Company with the Incentivized Debentures will be fully allocated to the development, construction and operation of an investment project, considered a priority under the terms of article 2 of Law 12,431, Decree 8,874 of October 11, 2016 and Ministry of Mines and Energy Ordinance 1,437 of June 2, 2022, published in the Federal Official Gazette on June 6, 2022.
Notwithstanding the approval within the scope of the BoD Meeting, it should be noted that the completion of the Offering and, consequently, the payment of the Debentures, is subject, among other factors, to market conditions and compliance with the applicable contractual, regulatory and normative requirements.
The minutes of the Meeting of the Company's Board of Directors that approved the terms and conditions of the Debentures and the Issue, pursuant to article 59, paragraph 1, of the Brazilian Corporation Law, are available for consultation on the Company's website (https://ri.suzano.com.br/Portuguese/Arquivamentos/Documentos-entregues-a-CVM/default.aspx) and on the CVM website (www.cvm.gov.br).

The Company will keep its shareholders and the market informed about the development of the Issue and the Offering, as well as any new relevant developments linked to the Issue. This notice to the market is for information purposes only, under the terms of the regulations in force, and does not constitute and should not be interpreted as any effort to sell the Debentures.
Finally, Suzano reiterates its commitment to financial discipline and transparency with its investors.
São Paulo, May 17, 2024.
Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer